Filed by GTWY Holdings Limited pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Leisure Acquisition Corp. Commission File No.: 001-38306Filed by GTWY Holdings Limited pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Leisure Acquisition Corp. Commission File No.: 001-38306

Disclaimer GENERAL This presentation does not constitute an offer or invitation for the sale or purchase of securities and has been prepared solely for informational purposes. The information contained in this presentation (the “Presentation”) has been prepared to assist interested parties in making their own evaluation with respect to the proposed transaction (the “Transaction”) between Leisure Acquisition Corp. (“LACQ”) and GTWY Holdings Limited (together with Gateway Casinos & Entertainment Limited, “Gateway” or the Company ), and for no other purpose. This Presentation is subject to updating, completion, revision, verification and further amendment. None of LACQ, Gateway, or their respective affiliates has authorized anyone to provide interested parties with additional or different information. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offence to claim otherwise. The information contained herein does not purport to be all-inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. In this Presentation, all amounts are in Canadian dollars, unless otherwise indicated. All references to US$ are based on the relevant exchange rate as at December 26, 2019. Any graphs, tables or other information in this Presentation demonstrating the historical or pro forma performance of Gateway or any other entity contained in this Presentation are intended only to illustrate past performance of such entities and are not necessarily indicative of future performance of Gateway or such entities. ADDITIONAL INFORMATION AND WHERE TO FIND IT This presentation relates to a proposed transaction between Gateway and LACQ. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. LACQ has filed a preliminary proxy statement / prospectus and will file a definitive proxy statement / prospectus with the SEC and will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders. In addition, a Registration Statement on Form F-4 was filed with the SEC by Gateway that includes the preliminary proxy statement / prospectus and will be utilized for the registration of the securities to be issued in the proposed transaction. The definitive proxy statement / prospectus will be mailed to stockholders of LACQ as of a record date to be established for voting on the proposed transaction. Interested parties and security holders of LACQ are advised to read the preliminary proxy statement, the prospectus, amendments thereto, and, when available, the definitive proxy statement / prospectus in connection with LACQ’s solicitation of proxies for its stockholders’ meeting to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to it. Interested investors and security holders of LACQ will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LACQ and the Company through the website maintained by the SEC at www.sec.gov. In addition, copies of the documents filed with the SEC by LACQ and/or the Company, when available, can be obtained free of charge on LACQ’s website at www.leisureacq.com or by directing a written request to Leisure Acquisition Corp., 250 West 57th Street, Suite 2223, New York, New York 10107 or by emailing George.Peng@hydramgmt.com; and/or by directing a written request to GTWY Holdings Limited, 100-4400 Dominion Street, Burnaby, British Columbia V5G or by emailing gtwy@jcir.com. PARTICIPANTS IN SOLICITATION LACQ, Gateway and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LACQ’s shareholders in connection with the proposed transaction. Information about LACQ’s directors and executive officers and their ownership of LACQ’s securities is set forth in the preliminary proxy statement / prospectus filed by LACQ with the SEC on January 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary proxy statement / prospectus, which can be obtained free of charge from the sources indicated above. INDUSTRY AND MARKET DATA This Presentation has been prepared by Gateway and includes market data and other statistical information from third-party sources, including provincial gaming authorities. Although LACQ and the Company believes these third-party sources are reliable as of their respective dates, none of LACQ, the Company, or any of their respective affiliates has independently verified the accuracy or completeness of this information. Some data are also based on the Company’s good faith estimates, which are derived from both internal sources and the third-party sources described above. None of LACQ, Gateway, any third-party source providing market data and statistical information, their respective affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information (including information from third-party sources).Disclaimer GENERAL This presentation does not constitute an offer or invitation for the sale or purchase of securities and has been prepared solely for informational purposes. The information contained in this presentation (the “Presentation”) has been prepared to assist interested parties in making their own evaluation with respect to the proposed transaction (the “Transaction”) between Leisure Acquisition Corp. (“LACQ”) and GTWY Holdings Limited (together with Gateway Casinos & Entertainment Limited, “Gateway” or the Company ), and for no other purpose. This Presentation is subject to updating, completion, revision, verification and further amendment. None of LACQ, Gateway, or their respective affiliates has authorized anyone to provide interested parties with additional or different information. No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is an offence to claim otherwise. The information contained herein does not purport to be all-inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. In this Presentation, all amounts are in Canadian dollars, unless otherwise indicated. All references to US$ are based on the relevant exchange rate as at December 26, 2019. Any graphs, tables or other information in this Presentation demonstrating the historical or pro forma performance of Gateway or any other entity contained in this Presentation are intended only to illustrate past performance of such entities and are not necessarily indicative of future performance of Gateway or such entities. ADDITIONAL INFORMATION AND WHERE TO FIND IT This presentation relates to a proposed transaction between Gateway and LACQ. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. LACQ has filed a preliminary proxy statement / prospectus and will file a definitive proxy statement / prospectus with the SEC and will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders. In addition, a Registration Statement on Form F-4 was filed with the SEC by Gateway that includes the preliminary proxy statement / prospectus and will be utilized for the registration of the securities to be issued in the proposed transaction. The definitive proxy statement / prospectus will be mailed to stockholders of LACQ as of a record date to be established for voting on the proposed transaction. Interested parties and security holders of LACQ are advised to read the preliminary proxy statement, the prospectus, amendments thereto, and, when available, the definitive proxy statement / prospectus in connection with LACQ’s solicitation of proxies for its stockholders’ meeting to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to it. Interested investors and security holders of LACQ will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LACQ and the Company through the website maintained by the SEC at www.sec.gov. In addition, copies of the documents filed with the SEC by LACQ and/or the Company, when available, can be obtained free of charge on LACQ’s website at www.leisureacq.com or by directing a written request to Leisure Acquisition Corp., 250 West 57th Street, Suite 2223, New York, New York 10107 or by emailing George.Peng@hydramgmt.com; and/or by directing a written request to GTWY Holdings Limited, 100-4400 Dominion Street, Burnaby, British Columbia V5G or by emailing gtwy@jcir.com. PARTICIPANTS IN SOLICITATION LACQ, Gateway and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LACQ’s shareholders in connection with the proposed transaction. Information about LACQ’s directors and executive officers and their ownership of LACQ’s securities is set forth in the preliminary proxy statement / prospectus filed by LACQ with the SEC on January 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary proxy statement / prospectus, which can be obtained free of charge from the sources indicated above. INDUSTRY AND MARKET DATA This Presentation has been prepared by Gateway and includes market data and other statistical information from third-party sources, including provincial gaming authorities. Although LACQ and the Company believes these third-party sources are reliable as of their respective dates, none of LACQ, the Company, or any of their respective affiliates has independently verified the accuracy or completeness of this information. Some data are also based on the Company’s good faith estimates, which are derived from both internal sources and the third-party sources described above. None of LACQ, Gateway, any third-party source providing market data and statistical information, their respective affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents make any representation or warranty with respect to the accuracy of such information (including information from third-party sources).

Disclaimer (cont’d) FORWARD-LOOKING INFORMATION This Presentation contains forward-looking information within the meaning of applicable securities laws in Canada and the United States. Forward-looking statements may relate to Gateway’s, LACQ’s, or the combined company‘s future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, growth objectives, budgets, operations, financial results, taxes, dividend policy, regulatory developments, plans and objectives. All statements other than statements of historical fact are forward-looking statements. The use of any of the words anticipate , plan , contemplate , continue , estimate , expect , intend , propose , might , may , will , shall , project , should , could , would , believe , predict , forecast , pursue , potential and capable and similar expressions are intended to identify forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. In addition, this Presentation may contain forward-looking statements attributed to third party industry sources, the accuracy of which has not been verified by LACQ or Gateway. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Presentation should not be unduly relied upon. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking information contained in this Presentation and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Additionally, any estimates and projections contained herein have been prepared by the management of the Company and involve significant elements of subjective judgment and analysis, which may or may not be correct. This Presentation includes certain estimates, targets and projections that reflect Gateway management’s assumptions concerning anticipated future performance of Gateway as provided to LACQ on December 19, 2019. Such estimates, targets and projections from are based on significant assumptions and subjective judgments concerning anticipated results, which are inherently subject to risks, variability and contingencies, many of which are beyond Gateway’s control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized. LACQ, Gateway, any third-party source providing information and each of their respective representatives disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation (including information from third-party sources) and such liability is expressly disclaimed. You are cautioned not to place undue reliance on any forward‐looking statements, which speak only as of the date of this Presentation. The forward-looking information contained in this Presentation represents our expectations as of the date of this Presentation or the date indicated, regardless of the time of delivery of the Presentation and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information contained in this Presentation is expressly qualified by the foregoing cautionary statements. NON-IFRS MEASURES This Presentation makes reference to certain financial and other measures commonly used by financial analysts in evaluating the financial performance of companies and by the Company’s management in evaluating its operations, including companies in the gaming industry that are not presented in accordance with international financial reporting standards (“IFRS”). These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures including Adjusted EBITDA , Adjusted EBITDA Margin , Adjusted Property EBITDA , Adjusted Property EBITDA Margin , EBITDA , Free Cash Flow , Free Cash Flow Conversion , and Pro Forma Adjusted EBITDA“ and these measures should not be considered as an alternative to net income (loss), earnings per share or any other performance measures derived in accordance with IFRS as measures of operating performance, operating cash flows or as measures of liquidity. For further details on these non-IFRS measures including relevant definitions and reconciliations, see the “Financial Overview” section of this Presentation. As of September 30, 2019, Starlight Casino Edmonton and Grand Villa Casino Edmonton are considered discontinued operations in Gateway’s consolidated financial statements. These properties are referred to in this presentation as “Non-Core Properties.” Where indicated in this presentation, financial information of Gateway excludes the Non-Core Properties. COMPARABLE COMPANIES Certain information presented herein compares the Company to other issuers and such data sets are considered to be comparables . The information is a summary of certain relevant operational attributes of certain gaming issuers and has been included to provide interested parties an overview of the performance of what are expected to be comparable issuers. These issuers are in the same industry, provide similar services and operate in similar regulatory environments and each should be considered an appropriate basis for comparison to the Company. The information regarding the comparables was obtained from public sources, has not been verified by LACQ, the Company, or any of their respective affiliates and if such information contains a misrepresentation, interested parties do not have a remedy under securities legislation in any province or territory of Canada. There are risks associated with comparables, including the integrity of the underlying information and the ability to isolate specific variables which may impact one issuer and not another. There are risks associated with making investment decisions based on comparables including whether data presented provides a complete comparison between issuers. Interested parties are cautioned that past performance is not indicative of future performance and the performance of the Company may be materially different from the comparable issuers. Accordingly, an investment decision should not be made in reliance on the comparables.Disclaimer (cont’d) FORWARD-LOOKING INFORMATION This Presentation contains forward-looking information within the meaning of applicable securities laws in Canada and the United States. Forward-looking statements may relate to Gateway’s, LACQ’s, or the combined company‘s future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, growth objectives, budgets, operations, financial results, taxes, dividend policy, regulatory developments, plans and objectives. All statements other than statements of historical fact are forward-looking statements. The use of any of the words anticipate , plan , contemplate , continue , estimate , expect , intend , propose , might , may , will , shall , project , should , could , would , believe , predict , forecast , pursue , potential and capable and similar expressions are intended to identify forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. In addition, this Presentation may contain forward-looking statements attributed to third party industry sources, the accuracy of which has not been verified by LACQ or Gateway. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Presentation should not be unduly relied upon. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking information contained in this Presentation and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Additionally, any estimates and projections contained herein have been prepared by the management of the Company and involve significant elements of subjective judgment and analysis, which may or may not be correct. This Presentation includes certain estimates, targets and projections that reflect Gateway management’s assumptions concerning anticipated future performance of Gateway as provided to LACQ on December 19, 2019. Such estimates, targets and projections from are based on significant assumptions and subjective judgments concerning anticipated results, which are inherently subject to risks, variability and contingencies, many of which are beyond Gateway’s control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are attainable or will be realized. LACQ, Gateway, any third-party source providing information and each of their respective representatives disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation (including information from third-party sources) and such liability is expressly disclaimed. You are cautioned not to place undue reliance on any forward‐looking statements, which speak only as of the date of this Presentation. The forward-looking information contained in this Presentation represents our expectations as of the date of this Presentation or the date indicated, regardless of the time of delivery of the Presentation and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information contained in this Presentation is expressly qualified by the foregoing cautionary statements. NON-IFRS MEASURES This Presentation makes reference to certain financial and other measures commonly used by financial analysts in evaluating the financial performance of companies and by the Company’s management in evaluating its operations, including companies in the gaming industry that are not presented in accordance with international financial reporting standards (“IFRS”). These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures including Adjusted EBITDA , Adjusted EBITDA Margin , Adjusted Property EBITDA , Adjusted Property EBITDA Margin , EBITDA , Free Cash Flow , Free Cash Flow Conversion , and Pro Forma Adjusted EBITDA“ and these measures should not be considered as an alternative to net income (loss), earnings per share or any other performance measures derived in accordance with IFRS as measures of operating performance, operating cash flows or as measures of liquidity. For further details on these non-IFRS measures including relevant definitions and reconciliations, see the “Financial Overview” section of this Presentation. As of September 30, 2019, Starlight Casino Edmonton and Grand Villa Casino Edmonton are considered discontinued operations in Gateway’s consolidated financial statements. These properties are referred to in this presentation as “Non-Core Properties.” Where indicated in this presentation, financial information of Gateway excludes the Non-Core Properties. COMPARABLE COMPANIES Certain information presented herein compares the Company to other issuers and such data sets are considered to be comparables . The information is a summary of certain relevant operational attributes of certain gaming issuers and has been included to provide interested parties an overview of the performance of what are expected to be comparable issuers. These issuers are in the same industry, provide similar services and operate in similar regulatory environments and each should be considered an appropriate basis for comparison to the Company. The information regarding the comparables was obtained from public sources, has not been verified by LACQ, the Company, or any of their respective affiliates and if such information contains a misrepresentation, interested parties do not have a remedy under securities legislation in any province or territory of Canada. There are risks associated with comparables, including the integrity of the underlying information and the ability to isolate specific variables which may impact one issuer and not another. There are risks associated with making investment decisions based on comparables including whether data presented provides a complete comparison between issuers. Interested parties are cautioned that past performance is not indicative of future performance and the performance of the Company may be materially different from the comparable issuers. Accordingly, an investment decision should not be made in reliance on the comparables.

GATEWAY
Grand Villa
casino

Gateway Casinos & Entertainment

A Leading Operator of Integrated Gaming and Entertainment Destinations Across Canada

Section 1 Transaction OverviewSection 1 Transaction Overview

GATEWAY
CASINOS & ENTERTAINMENT LIMITED

Transaction Summary (1)

LEISURE
ACQUISITION CORP.

Transaction Structure	• Leisure Acquisition Corp. (**"LACQ"**) to merge with a wholly-owned subsidiary of GTWY Holdings Limited (**"GTWY"**), the parent holding company and sole shareholder of Gateway Casinos, with LACQ shareholders / warrant holders to receive GTWY common shares / warrants upon the merger • GTWY common shares expected to be listed on the NYSE upon consummation of the transaction, with GTWY qualifying as a foreign private issuer
Valuation	• **US$1.1Bn (C$1.5Bn)** pro forma enterprise valuation • **7.5x 2020 Projected Adjusted EBITDA** (2)
Funding Sources	• US$30MM equity commitment from HG Vora Capital Management LLC ("**HG Vora**"); including existing invested capital, HG Vora's total capital commitment to the Company is in excess of US$100MM (3) • Up to US$189MM LACQ Trust rollover proceeds (4) • Gateway shareholders rollover
Contingent Consideration	• Existing Gateway shareholders eligible to receive an earn-out of 1.898 million and 2.846 million shares that vest upon GTWY stock trading at greater than $12.50 and $15.00 per share over a 2 and 3 year period, respectively • 18.975 million newly-issued warrants (equal tranches struck at US$11.50, US$12.50 and US$15.00 per share) issued to existing Gateway shareholders, to align incentives. Existing private warrants held by LACQ insiders and HG Vora (and HG Vora private warrants from equity commitment) to be amended to be equal tranches struck at US$11.50, US$12.50 and US$15.00 • 1.281 million options issued to certain members of management in the same proportion and equivalent term and conditions as the earn-out payment and the warrants being issued to existing shareholders of Gateway
Required Approvals	• LACQ and GTWY shareholder approval, gaming regulatory approvals and contractual approvals from Crown agencies • Registration statement and approval for listing on NYSE
Management and Independent Board	• Marc Falcone expected to become President and CEO of Gateway shortly following completion of the transaction • Lorne Weil, Daniel Silvers, Marc Falcone, Lyle Hall, Olga Ilich and Dr. Michael Percy are expected to join Gateway's Board and Gabriel de Alba will continue to serve as Gateway's Executive Chairman • Two additional independent directors will be appointed at or following the completion of the transaction such that Gateway's Board will be comprised of up to 9 members
Other	• The two Edmonton properties (Starlight Casino Edmonton and Grand Villa Casino Edmonton) are considered discontinued operations and are contemplated as being carved-out from the transaction (the "**Non-Core Properties**") • All numbers presented in this presentation exclude the Non-Core Properties unless otherwise noted

Notes:
1. Figures converted from USD to CAD at an exchange ratio of 1.3122 as of 12/26/19 as filed in the 8-K
2. Based on 2020P (pre-IFRS 16) Adjusted EBITDA of C$195MM as provided by Gateway management, excluding the impact of the Non-Core Properties. The 7.5x transaction multiple is shown before any LACQ and/or shared fees and expenses. To the extent Gateway's shareholders pay LACQ's fees and expenses, shares issued to the existing Gateway shareholders shall increase on a pro rata basis by the amount of LACQ's fees paid by Gateway's shareholders
3. Includes existing investment in GTWY Holdings loan
4. US$11.2MM redeemed on 11/26/2019; LACQ trust account includes US$10MM of proceeds from HG Vora

2

GATEWAY
CASINOS & ENTERTAINMENT LIMITED

Transaction Summary (cont'd)

LEISURE
ACQUISITION CORP.

Sources and Uses [1] [2]

($MM)

Sources of Funds	C$	US$
SPAC Trust Proceeds [3]	248	189
HG Vora Equity Commitment	39	30
Total Sources	**287**	**219**

Uses of Funds	C$	US$
Gross Cash to Gateway Shareholders [4]	56	42
OpCo Debt Paydown	14	11
Cash to Paydown HoldCo Term Loan [5]	201	154
Illustrative Transaction Fees [6]	16	12
Total Uses	**287**	**219**

Pro Forma Ownership [7]

(MM)

Common Equity	12/31/2019	Adj.	PF	%
Catalyst Shares	--	13.282	13.282	30.2%
Other Current Gateway S/H	--	4.772	4.772	10.9%
LACQ Public Shareholders	17.876	--	17.876	40.7%
LACQ Management and Board [8]	2.538	(1.000)	1.538	3.5%
HG Vora	6.463	--	6.463	14.7%
Total Ownership Shares	**26.876**	**17.055**	**43.931**	**100.0%**

Pro Forma Capitalization [1] [2] [3]

($MM, except share price)

	C$	US$
Sellers' Rollover Equity	**237**	**181**
(÷) Issue Price of LACQ Shares	$13.12	$10.00
Estimated Sellers Rollover Shares (MM)	**18.055**	**18.055**
(+) LACQ Public Shareholders	17.876	17.876
(+) LACQ Management and Board Shares	1.538	1.538
(+) HG Vora	6.463	6.463
Fully Diluted Shares Outstanding (MM)	**43.931**	**43.931**
(x) Issue Price of LACQ Shares	$13.12	$10.00
Implied Total Equity Value	**$576**	**$439**
(+) Rollover Debt	939	716
(-) Cash	(53)	(40)
Implied Enterprise Value	**$1,463**	**$1,115**

	EBITDA Projections		Implied Multiple
	C$	US$	
FY2020P EBITDA [9]	**$195**	**$149**	**7.5x**
FY2021P EBITDA [9]	**$215**	**$164**	**6.8x**
Total Debt / 2020P EBITDA [10]			**4.8x**
Total Debt / 2021P EBITDA [10]			**4.4x**

Notes:

1. Assumes no SPAC redemptions beyond US$11.2MM redeemed on 11/26/2019; excludes shared expenses
2. Figures converted from USD to CAD exchange ratio of 1.3122 as of 12/26/19, day prior to transaction announcement
3. Assumes full roll of HG Vora US$10MM Public Float
4. Represents gross cash proceeds to existing Gateway shareholders prior to the payment of any transaction fees or management incentive payments; to the extent Gateway's shareholders pay LACQ's fees, shares issued to Gateway shareholders will be increased on a pro rata basis by the amount of LACQ's fees paid by Gateway's shareholders
5. Balance as of 12/31/2019 as projected by Gateway Management
6. Transaction fees shown net of illustrative accrued interest available in LACQ Trust
7. Pro Forma Ownership represents ownership at close before the exercise of warrants and vesting of earn-outs and options
8. Catalyst and other current Gateway shareholders to be allocated 1MM founder shares pro rata from members of LACQ Management
9. Adjusted EBITDA projections as provided by Gateway management (pre-IFRS 16) excluding Adjusted EBITDA from the Non-Core Properties
10. Leverage stats exclude C$82MM letters of credit; based on 2020P and 2021P Adjusted EBITDA of C$195MM and C$215MM, respectively

3

Highly Experienced Management Team with A Proven Track Record

Marc Falcone to Lead Gateway as President and CEO to Further Accelerate its Growth Strategy



Marc Falcone
Chief Executive Officer and President

Professional Experience

red rock
LEISURE ACQUISITION CORP.
Sightline
Goldman Sachs
MAGNETAR CAPITAL
Deutsche Bank

- Will replace retiring CEO, Tony Santo, as Chief Executive Officer and President of Gateway Casinos
- Highly respected executive with extensive experience in the gaming and leisure sectors in both corporate and financial advisory roles
- Currently serves as President and Chief Financial Officer of Sightline Payments LLC, a digital commerce platform for the gaming industry, and as a member of LACQ's Board of Directors since Dec. 1, 2017
- Previously served as CFO and Treasurer of Red Rock Resorts and Station Casinos (Jun. 2011 – May 2017). Oversaw a ~600% increase in the equity value of Red Rock Resorts during his tenure at the Company ($2.8Bn in May 2017 vs estimated $400MM in Jun. 2011)
- Served as the Chief Financial Officer of Fertitta Entertainment from Oct. 2010 though May 2016
- Prior experience also includes Goldman Sachs & Co., where he focused on restructuring transactions in the hospitality and gaming sectors, Magnetar Capital, Deutsche Bank and Bear Stearns

Supported by an Existing Management Team with Industry Expertise, Deep Relationships and 125+ Years of Experience



Tolek Strukoff, Chief Legal and Administrative Officer
3+ Years at Gateway | 11+ Years of Experience *(Lawson Lundell LLP, UrtheCast, Westport Fuel Systems)*



Carrie Kormos, Chief Marketing and Communications Officer
3+ Years at Gateway[1] | 18+ Years of Experience *(Caesars Windsor, Fallsview Casino Resort & Casino Niagara – consultant advisor, Magna Entertainment)*



Terry McInally, Chief Compliance and Risk Officer & Chief Information Officer
2+ Years at Gateway[2] | 20+ Years of Experience *(Richter Advisory, PwC, AGCO)*



Robert Ward, Chief Operations Officer
6+ Years at Gateway | 20+ Years of Experience *(Points West Hospitality, Sequoia Enterprises, Keg Restaurants)*



Queenie Wong, Chief Accounting Officer
8+ Years at Gateway | 14+ Years of Experience *(PwC)*



Jagtar Nijjar, EVP, Development and Construction
23+ Years at Gateway | 25+ Years of Experience



Scott Phillips, SVP, Human Resources
6+ Years at Gateway | 20+ Years of Experience *(JD Sweid Foods, Sodexo Canada, Abitibi-Consolidated, TimberWest)*



Hargo Roopra, SVP, Operations and Marketing Analytics
11+ Years at Gateway | 11+ Years of Experience



Michael Snider, SVP, Legal Affairs
3+ Years at Gateway | 13+ Years of Experience *(Westport Fuel Systems, Lawson Lundell LLP)*



Jamie Papp, SVP, Casino Operations
2+ Years at Gateway | 22+ Years of Experience *(Mirage Resorts, Wynn Resorts, American Gaming Systems, Caesars Entertainment)*

Notes:
1. Ms. Kormos previously was a consultant of the Company for 2 years assisting with the development of Gateway's bids under the Ontario modernization process
2. Mr. McInally previously was a consultant of the Company for 2 years assisting with the development of Gateway's bids under the Ontario modernization process

4

Investment Highlights Gateway: Platform Positioned for Strong EBITDA Growth and FCF Generation Attractive and Unique and Operates in Differentiated Strong Track Attractive Diverse Property Attractive Highly Populated Business Model Record of Development Portfolio with a Regulatory Markets Expected to Drive Successful Pipeline Poised Geographically Environment that are Relatively Strong Free Cash Capital Allocation to Drive Growth Broad and Underpenetrated Flow Conversion Economically and Historically Diversified Resilient Footprint 5Investment Highlights Gateway: Platform Positioned for Strong EBITDA Growth and FCF Generation Attractive and Unique and Operates in Differentiated Strong Track Attractive Diverse Property Attractive Highly Populated Business Model Record of Development Portfolio with a Regulatory Markets Expected to Drive Successful Pipeline Poised Geographically Environment that are Relatively Strong Free Cash Capital Allocation to Drive Growth Broad and Underpenetrated Flow Conversion Economically and Historically Diversified Resilient Footprint 5

̶ ̶ Leading Operator of Integrated Gaming and Entertainment Destinations (1) (1) Gateway at a Glance Company Snapshot • One of the largest and most diversified gaming and entertainment companies in Canada 25 12,815 365 • Owns and operates 25 leading gaming and entertainment venues across British Columbia and Ontario Slots Core Properties Tables Across 2 Provinces British Columbia: Operates over 40% of all slot machines and table games Ontario: Contractually exclusive service provider in the Southwest, North, and Central Bundles (as conducted and managed by Ontario 72 3 7,500 Lottery and Gaming Corporation) Hotels & F&B Employees Outlets • Demonstrated track record of successfully operating, developing and Convention Centers acquiring gaming properties and contributing to the communities in which Gateway operates (1) (2) Robust Financial Growth Profile • Consistently delivering on its organic growth initiatives and is well- positioned for the future with a strong growth pipeline of new Adjusted EBITDA (C$MM) development, renovation, and rebranding efforts C$250 • Defensible barriers to entry due to rigorous regulatory requirements, C$215 proven branding strategy and deep industry and operational expertise C$195 C$174 • High-quality locals-focused and resilient customer base C$163 • Proven and proprietary F&B and gaming offerings branded to market C$116 size, market growth potential and local community demographic • C$195MM 2020P Adjusted EBITDA 2017 2018 2019P 2020P 2021P 2022P Margin: 26% 25% 22% 23% 23% 24% Notes: 1. Gateway Management Projections; excludes the Non-Core Properties. Projections rounded to the nearest million 2. Financials exclude Adjusted EBITDA for Non-Core Properties and are shown pre-IFRS 16. 2017 and 2018 figures include a C$35MM and C$6.9MM adjustment, respectively, for the Sale Leaseback transaction (“SLB Transaction”) in which Gateway sold the real estate of Grand Villa Casino Burnaby, Starlight Casino New Westminster and Cascades Casino Langley to a third-party on March 12, 2018 6̶ ̶ Leading Operator of Integrated Gaming and Entertainment Destinations (1) (1) Gateway at a Glance Company Snapshot • One of the largest and most diversified gaming and entertainment companies in Canada 25 12,815 365 • Owns and operates 25 leading gaming and entertainment venues across British Columbia and Ontario Slots Core Properties Tables Across 2 Provinces British Columbia: Operates over 40% of all slot machines and table games Ontario: Contractually exclusive service provider in the Southwest, North, and Central Bundles (as conducted and managed by Ontario 72 3 7,500 Lottery and Gaming Corporation) Hotels & F&B Employees Outlets • Demonstrated track record of successfully operating, developing and Convention Centers acquiring gaming properties and contributing to the communities in which Gateway operates (1) (2) Robust Financial Growth Profile • Consistently delivering on its organic growth initiatives and is well- positioned for the future with a strong growth pipeline of new Adjusted EBITDA (C$MM) development, renovation, and rebranding efforts C$250 • Defensible barriers to entry due to rigorous regulatory requirements, C$215 proven branding strategy and deep industry and operational expertise C$195 C$174 • High-quality locals-focused and resilient customer base C$163 • Proven and proprietary F&B and gaming offerings branded to market C$116 size, market growth potential and local community demographic • C$195MM 2020P Adjusted EBITDA 2017 2018 2019P 2020P 2021P 2022P Margin: 26% 25% 22% 23% 23% 24% Notes: 1. Gateway Management Projections; excludes the Non-Core Properties. Projections rounded to the nearest million 2. Financials exclude Adjusted EBITDA for Non-Core Properties and are shown pre-IFRS 16. 2017 and 2018 figures include a C$35MM and C$6.9MM adjustment, respectively, for the Sale Leaseback transaction (“SLB Transaction”) in which Gateway sold the real estate of Grand Villa Casino Burnaby, Starlight Casino New Westminster and Cascades Casino Langley to a third-party on March 12, 2018 6

Illustrative Trading Comparables

Gateway Offers a Compelling Value Proposition when Compared with Gaming Peers

2020P Enterprise Value (EV) / Adjusted EBITDA Multiples



7.5x
8.9x
16.0x
14.2x
12.5x
9.7x
8.7x
9.0x
8.4x
(1)
GATEWAY
(2)
GREAT CANADIAN GAMING CORPORATION
CHURCHILL DOWNS
MONARCH
red rock
(3)
ELDORADO RESORTS
CAESARS
(4)
(5)
BOYD
2021P EV / Adjusted EBITDA Multiples:
6.8x
8.8x
14.0x
11.6x
11.6x
8.8x
8.0x
8.8x
8.1x

Source: Capital IQ and Wall Street research as of 2/10/2020

Notes:
1. Gateway EV / Adjusted EBITDA multiple based on enterprise value implied by US$10.00 per share cost basis; 2020 (pre-IFRS 16) Adjusted EBITDA of C$195MM based on Gateway management projections excluding Non-Core Properties
2. Pro Forma for Great Canadian's acquisition of Clairvest's interest in the West GTA and GTA Bundles. Includes an estimated C$510MM and C$706MM adjustment for future estimated attributable capex spend at the West GTA and GTA Bundles in 2020 and 2021, respectively
3. Pro forma for the expiration of the Native American Management Fee
4. Includes $250MM of synergies
5. Includes $500MM of synergies

7

GATEWAY
CASINOS & ENTERTAINMENT LIMITED

Key Metrics Versus Selected “Locals” Comps

LEISURE
ACQUISITION CORP.

Superior Operating Metrics…

Strong Adjusted EBITDA Growth Profile (19P-21P Expected CAGR)


11.2%
2.5%
2.2%
GATEWAY
BOYD
red rock

Superior Free Cash Flow Conversion (2020P) (2)


90.8%
81.7%
76.2%
GATEWAY
red rock(1)
BOYD

…At A Meaningful Valuation Discount

Highly Attractive EV / Adjusted EBITDA Multiple


7.5x
6.8x
9.0x
8.8x
12.5x
11.6x
2020P
2021P
2020P
2021P
2020P(1)
2021P
GATEWAY
BOYD
red rock
EV / 2020P Adjusted EBITDA
EV / 2021P Adjusted EBITDA

Industry-Leading FCF Yield (2020P) (3)


12.1%
8.5%
6.5%
GATEWAY
BOYD
red rock(1)

Source: All Projections for Red Rock and Boyd from Capital IQ and Wall Street research as of 2/10/2020

Notes:
1. Pro forma for the expiration of the Native American Management Fee
2. Free Cash Flow Conversion calculated as Adjusted Free Cash Flow divided by Adjusted EBITDA; Adjusted Free Cash Flow calculated as Adjusted EBITDA less maintenance capex and cash taxes
3. FCF Yield calculated as Adjusted Free Cash Flow divided by Enterprise Value; Adjusted Free Cash Flow calculated as Adjusted EBITDA less maintenance capex and cash taxes

8

Section 2 Investment HighlightsSection 2 Investment Highlights

Attractive and Diverse Property Portfolio… Recently Refreshed Properties with No Deferred Capex Spend Point Edward, ON Burnaby, BC Rama, ON New Westminster, BC Kamloops, BC Hanover, ON Burnaby, BC Burnaby, BC Penticton, BC 10Attractive and Diverse Property Portfolio… Recently Refreshed Properties with No Deferred Capex Spend Point Edward, ON Burnaby, BC Rama, ON New Westminster, BC Kamloops, BC Hanover, ON Burnaby, BC Burnaby, BC Penticton, BC 10

GATEWAY CASINOS & ENTERTAINMENT LIMITED | LEISURE ACQUISITION CORP.

…with a Geographically Broad and Economically Diversified Footprint (1)

	Total Gaming Spend (C$)	Gaming Share	Adult Population (MM)	Existing Properties	Planned Properties
British Columbia	1.9Bn	43% (2)	4.1	14	1
Ontario	3.9Bn	100% (3)	11.6	11	3



Existing Property
Planned Property
North Bundle
Central Bundle
Southwest Bundle
BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC
MARITIME PROVINCES
Vancouver Island
Vancouver
Thompson-Okanagan
Kootenay
Mainland/ Southwest

British Columbia

- ✓ Managed competition limits new supply
- ✓ Operates 5 out of the 7 casinos in the Thompson-Okanagan region
- ✓ Contributes 49% of 2019P Adjusted Property EBITDA (4)

Ontario

- ✓ Exclusive service provider within three bundles
- ✓ In-place growth initiatives
- ✓ Contributes 51% of 2019P Adjusted Property EBITDA (4)

Notes:
1. Excludes Non-Core Properties
2. Based on number of gaming positions in markets served. British Columbia gaming share based on the markets (Lower Mainland, Thompson-Okanagan and Vancouver Island) in which Gateway operates
3. Represents gaming share within the applicable bundle; Gateway currently operates 3 out of the 8 total bundles as conducted and managed by the OLG
4. Based on Gateway management projections; excludes the Non-Core Properties

11

GATEWAY
CASINOS & ENTERTAINMENT LIMITED

Proprietary Casino and F&B Brands Tailored Towards Local Demographics

LEISURE ACQUISITION CORP.

Integration of Proprietary F&B Offerings within Existing Casinos Has Driven Consistent Increases in Annual Revenue, Including Strong Growth in Gaming Revenue

GAMING BRANDS

GRAND VILLA CASINO	Starlight casino	CASCADES CASINO	playtime casino
Urban market focus	Urban market focus	Community focused	Community focused
Premium	Contemporary	Casual	Neighborly
Stylish	High energy	Approachable	Relaxed

FOOD & BEVERAGE BRANDS

ATLAS STEAK + FISH	MATCH EATERY & PUBLIC HOUSE	CHOW	the Buffet	HALLEY'S CLUB
Modern steakhouse	Creative pub food	Authentic Asian flavors	Variety	Modern supper club
Elevated	Lively sports bar	Exciting	Great Value	Showcase theatre
Memorable	Welcoming	Interactive	Casual	Vintage cabaret

THE RIGHT FIT FOR THE RIGHT MARKET

Assigning Brands to Markets

Market size and growth

Brand proximity

Local character

Competitive Advantages

Tailored customer experience

Speed to market

Loyalty builder

12

GATEWAY CASINOS & ENTERTAINMENT LIMITED

Exposure Throughout Vancouver and Lower BC

LEISURE ACQUISITION CORP.


Chances Signal Point – Williams Lake, BC
CARIBOO
KAMLOOPS
Chances Kamloops - Kamloops, BC
Cascades Casino Kamloops - Kamloops, BC
VERNON
Lake City Casino Vernon – Vernon, BC
THOMPSON-OKANAGAN
KELOWNA
Chances Campbell River – Campbell River, BC
Playtime Casino Kelowna - Kelowna, BC
Chances Squamish – Squamish, BC
Chances Courtenay – Courtenay, BC
Cascades Casino Penticton - Penticton, BC
PENTICTON
VANCOUVER ISLAND
VANCOUVER
Grand Villa Burnaby - Burnaby, BC
Chances Mission - Mission, BC
Cascades Casino Langley - Langley BC
Chances Abbotsford - Abbotsford, BC
Starlight New Westminster - New Westminster, BC
Greater Vancouver Area
Thompson-Okanagan Region
CGCs

13

GATEWAY CASINOS & ENTERTAINMENT LIMITED

Attractive Competitive Landscape for Ontario Portfolio

LEISURE ACQUISITION CORP.



SAULT STE MARIE
OTTAWA
ONTARIO
KENORA
THUNDER BAY
WESTERN ONTARIO
TORONTO
NIAGARA
LONDON
WINDSOR/ DETROIT (US)
Current Gateway Property
Anticipated Future Gateway Property
Non-Gateway Property
North Bundle
Central Bundle
Southwest Bundle
Population Density (km^2)
0 – 0.1
0.1 – 0.25
0.25 – 0.5
0.5 – 1
1 – 2.5
2.5 – 5
5 – 10
10 – 25
25 – 50
50 – 100

- Greater Southern Ontario has a total population of 12.7 million
- Three largest North Bundle cities have populations of 75,000 to 165,000
- Innisfil (and surrounding area) in Central Bundle has population of ~200,000
- London in Southwest Bundle is a city of ~500,000
- Limited competition between bundles

14

Unique and Attractive Regulatory Environment

	British Columbia	Ontario
Long-Dated Operating Agreements / Licenses	Up to 20 Years *No license expiring prior to 2038*	~20 Years (1)
High Barriers to Entry	Policies to manage competition between gaming properties; controlled implementation of new gaming positions	Operator exclusivity within each bundle
Crown Agency Support	BCLC pays for all slots and maintenance capex	Modernization process designed to maximize property potential and drive total revenue
% of F&B, Entertainment and Other Revenue Retained by Gateway	100% *Gateway does not pay a gaming tax for F&B, Entertainment and Other Revenue generated at its properties*	

- **Public / Private Partnership**
- **Limited Competition**
- **Long-Term Stability and Visibility**

Note:
1. Central Bundle operating agreement term of approximately 23 years

15

GATEWAY
CASINOS & ENTERTAINMENT LIMITED

Operates in Highly Populated Markets that are Relatively Underpenetrated…

LEISURE
ACQUISITION CORP.

	Adult Population (MM) [1][2]	Adults Per Gaming Position [1][2][3]	Gaming Spend per Adult (C$) [1][2][4]
Average of Top 5 U.S. Locals Driven Markets	6.6	134	705
British Columbia	4.1	248	462
Ontario	11.6	416	333

Gateway Markets:

- ✓ Enormous Population Catchment
- ✓ Underbuilt Casino Supply
- ✓ Underpenetrated Player Demand

With the Recent Modernization Process, We Believe Ontario Represents the Greatest Growth Opportunity

Notes:

1. Adult population includes individuals ages 18 years and older; population statistics as of July 1, 2018 for Canada, December 2018 for United States
2. Top 5 U.S. locals driven markets include Nevada (excluding contribution from Las Vegas strip), Pennsylvania, Louisiana, Illinois and New Jersey; Illinois data includes VGTs (video gaming terminals) and Alberta data includes VLTs (video lottery terminals)
3. Gaming positions as of 3/31/2019 for Top 5 U.S. Locals Driven Markets, Ontario and British Columbia; table games includes poker tables and assumes six gaming positions per table
4. Gaming spend is presented for the last twelve months as of March 31, 2019. U.S. gaming spend assumes an exchange rate of $1.31 per US$1, representing the average exchange rate from April 1, 2018 to March 31, 2019

16

…and Historically Resilient

Outperformance During Financial Crisis: Peak-to-Trough Decline (1)(2)



Canada
U.S.
British Columbia
Ontario
Total Core Gateway Markets
5 Largest Locals-Driven Markets (3)
Las Vegas Strip
(0.2%)
(2.5%)
(1.8%)
(11.5%)
(18.7%)

- **Locals-Focused**
- **Underpenetrated Markets**
- **Diversified Across Geographies and Product Offerings**

Notes:
1. Peak to trough decline is calculated as the percentage change between fiscal year 2010 and fiscal year 2008 for the Canadian markets and the percent change between calendar year 2009 and calendar year 2007 for the U.S. markets. Canadian fiscal year end is March 31
2. From 2008 to 2010, all Ontario properties were still operated by the OLG
3. Five largest locals driven markets include Nevada (excluding contribution from Las Vegas strip), Pennsylvania, Louisiana, Illinois and New Jersey. Illinois data includes Video Gaming Terminals

17

Differentiated Business Model Expected to Drive Strong Free Cash Flow Conversion (1) Low Capital Expenditures and Existing NOL Balance Drive Strong Free Cash Flow Conversion ; Free Cash Flow Used to Fund Growth Strategies and De-Lever Characteristics Driving High Free Cash Flow Conversion • ~C$20-30MM per year saved on slot machines Lower Maintenance Capex • Lower maintenance due primarily to BCLC purchase and ü (2) maintenance of slots Large Existing NOL Balance • Current NOL balance of C$375MM as of 9/30/19 ü (3) (4) (3) (4) (5) 2019P Adjusted Free Cash Flow 2019P Free Cash Flow Conversion vs. Peers C$MM 90% 86% 86% FCF 86% Conversion (21) C$174 75% 78% 75% (3) C$150 65% 2019P Adjusted Less: Maintenance Less: Cash Taxes Adj. Free Cash Flow EBITDA Capex (7) (6) GTWY RRR GDEN CHDN BYD PF ERI MCRI Source: Broker Reports, Company Filings Notes: 1. Free Cash Flow Conversion defined as Adjusted Free Cash Flow divided by Adjusted EBITDA (excl. Adjusted EV / EBITDA for Non-Core Properties) 2020P 2. Gateway Management estimate of equipment and maintenance savings based on a six year refresh cycle 7.5x 12.5x 8.4x 16.0x 9.0x 8.7x 14.2x Adjusted 3. Adjusted free cash flow calculated as Adjusted EBITDA less maintenance capex and cash taxes 4. Gateway Management projections rounded to the nearest million EBITDA 5. Great Canadian excluded from peer set due to lack of maintenance capex publication 6. Assumes $500MM in synergies 7. Cash taxes for MCRI uses LTM 6/30/18 as proxy for 2019P 18Differentiated Business Model Expected to Drive Strong Free Cash Flow Conversion (1) Low Capital Expenditures and Existing NOL Balance Drive Strong Free Cash Flow Conversion ; Free Cash Flow Used to Fund Growth Strategies and De-Lever Characteristics Driving High Free Cash Flow Conversion • ~C$20-30MM per year saved on slot machines Lower Maintenance Capex • Lower maintenance due primarily to BCLC purchase and ü (2) maintenance of slots Large Existing NOL Balance • Current NOL balance of C$375MM as of 9/30/19 ü (3) (4) (3) (4) (5) 2019P Adjusted Free Cash Flow 2019P Free Cash Flow Conversion vs. Peers C$MM 90% 86% 86% FCF 86% Conversion (21) C$174 75% 78% 75% (3) C$150 65% 2019P Adjusted Less: Maintenance Less: Cash Taxes Adj. Free Cash Flow EBITDA Capex (7) (6) GTWY RRR GDEN CHDN BYD PF ERI MCRI Source: Broker Reports, Company Filings Notes: 1. Free Cash Flow Conversion defined as Adjusted Free Cash Flow divided by Adjusted EBITDA (excl. Adjusted EV / EBITDA for Non-Core Properties) 2020P 2. Gateway Management estimate of equipment and maintenance savings based on a six year refresh cycle 7.5x 12.5x 8.4x 16.0x 9.0x 8.7x 14.2x Adjusted 3. Adjusted free cash flow calculated as Adjusted EBITDA less maintenance capex and cash taxes 4. Gateway Management projections rounded to the nearest million EBITDA 5. Great Canadian excluded from peer set due to lack of maintenance capex publication 6. Assumes $500MM in synergies 7. Cash taxes for MCRI uses LTM 6/30/18 as proxy for 2019P 18

Strong Track Record of Successful Capital Allocation Series of Expansions, Acquisitions, Relocations and New Builds Have Generated Attractive Historical Implied ROICs (1) Capex is Driving Strong EBITDA Growth… …and Attractive Returns Adjusted EBITDA; 2016 – 2022 (C$MM) Historical Projected C$250 Growth Capex Growth Capex (2020P- C$215 (2017-2019P): 2022P): C$489MM C$195 C$308MM Incremental C$174 Incremental Projected C$163 Growth Growth EBITDA: EBITDA: (2) C$98MM (2) C$55MM C$116 C$62 Grand Villa Edmonton 2016 2017 2018 2019P 2020P 2021P 2022P Cascades North Bay Historical Implied Projected Implied (3) (4) ROIC : ROIC : Growth 19 198 146 145 191 104 13 CapEx (C$MM) 20% 18% Notes: 1. Adjusted EBITDA is shown pre-IFRS 16 and excludes Adjusted EBITDA for Non-Core Properties. Adjusted EBITDA includes a C$35MM, C$35MM and C$6.9MM pro forma adjustment for the SLB Transaction in 2016, 2017 and 2018, respectively. Projections rounded to the nearest million 2. Accounts for illustrative compounded annual organic Adjusted EBITDA growth of 3% from (i) 2016 – 2019P for the historical implied ROIC calculation and (ii) 2019P – 2022 for the projected implied ROIC calculation 3. Historical ROIC is defined as Incremental Adjusted EBITDA from growth capital expenditures generated between 2019 and 2016 divided by cumulative growth capital expenditures spent during 2017 – 2019 4. Projected ROIC is defined as projected Incremental Adjusted EBITDA from growth capital expenditures generated between 2022 and 2019 divided by cumulative growth capital expenditures spent during 2020 – 2022 19Strong Track Record of Successful Capital Allocation Series of Expansions, Acquisitions, Relocations and New Builds Have Generated Attractive Historical Implied ROICs (1) Capex is Driving Strong EBITDA Growth… …and Attractive Returns Adjusted EBITDA; 2016 – 2022 (C$MM) Historical Projected C$250 Growth Capex Growth Capex (2020P- C$215 (2017-2019P): 2022P): C$489MM C$195 C$308MM Incremental C$174 Incremental Projected C$163 Growth Growth EBITDA: EBITDA: (2) C$98MM (2) C$55MM C$116 C$62 Grand Villa Edmonton 2016 2017 2018 2019P 2020P 2021P 2022P Cascades North Bay Historical Implied Projected Implied (3) (4) ROIC : ROIC : Growth 19 198 146 145 191 104 13 CapEx (C$MM) 20% 18% Notes: 1. Adjusted EBITDA is shown pre-IFRS 16 and excludes Adjusted EBITDA for Non-Core Properties. Adjusted EBITDA includes a C$35MM, C$35MM and C$6.9MM pro forma adjustment for the SLB Transaction in 2016, 2017 and 2018, respectively. Projections rounded to the nearest million 2. Accounts for illustrative compounded annual organic Adjusted EBITDA growth of 3% from (i) 2016 – 2019P for the historical implied ROIC calculation and (ii) 2019P – 2022 for the projected implied ROIC calculation 3. Historical ROIC is defined as Incremental Adjusted EBITDA from growth capital expenditures generated between 2019 and 2016 divided by cumulative growth capital expenditures spent during 2017 – 2019 4. Projected ROIC is defined as projected Incremental Adjusted EBITDA from growth capital expenditures generated between 2022 and 2019 divided by cumulative growth capital expenditures spent during 2020 – 2022 19

GATEWAY
CASINOS & ENTERTAINMENT LIMITED

Completed Investments in BC Position Gateway to Capture Immediate Returns

LEISURE
ACQUISITION CORP.

2018 and 2019 Completed Projects

GRAND VILLA CASINO

Burnaby

Completed:
September 2019
Project Cost:
C$22MM

- ✓ Expansion of gaming space
- ✓ Opened Atlas Steak + Fish and Chow Lucky Noodle Bar
- ✓ Added an incremental 130 machines in Sep. 2019 to bring the total to 1,330 at the site
- ✓ Added a Pulse gaming arena with 35 units
- ✓ Delta Hotel renovation
- ✓ Refresh and relocation of the poker room, hotel lobby and high limit room



CASCADES CASINO

Langley

Completed:
July 2019
Project Cost:
C$19MM

- ✓ ~12k sq. ft. added
- ✓ Increased slots by 75 (50 were installed in 2018) and tables by 3
- ✓ Expanded Match Eatery & Public House by adding a patio in 2018, and added Atlas Steak + Fish in 2019
- ✓ Refresh of Coast Hotel, convention center and ballroom


CASINO

20

Near-Term Growth Strategies

Future Planned Capex Expected to be Funded from Cash on Hand and Free Cash Flow Generated

Growth Capital for Renovation, Rebranding and Redevelopment from 2016 – Q3'19: C$479MM



Starlight
casino

1

Ongoing Deployment of Proven Strategies at Ontario Properties

Renovations [1]	
Slots	+676
Tables	+111
F&B-Branded Outlets	+12

Q4'19 – 2022 Planned Future Growth Capex: C$338MM



MATCH
playtime

2

Drive Multi-Year Growth Pipeline in New Ontario Markets and Relocations in BC

New Builds / Relocations [1]	
Slots	+1,450
Tables	+40
F&B Branded Outlets	+9

Note:
1. Gaming expansion figures as of January 23, 2020

21

GATEWAY CASINOS & ENTERTAINMENT LIMITED | LEISURE ACQUISITION CORP.

1 Ongoing Deployment of Proven Strategies At Ontario Properties

Point Edward (SW)



Starlight casino
Completed: November 2018
C$28MM Spent

- Renovation of existing gaming facility and rebranding as a Starlight Casino
- Added 48 slot machines
- Added a MATCH Eatery & Public House and The Buffet

Gateway Innisfil (Central)


CASCADES CASINO

Completed: February 2019
C$5MM Spent

- Added 3,600 gaming sq. ft. and 123 slot machines
- Added live gaming with the addition of 26 tables (previously none)

Hanover (SW)



playtime
Completed: April 2019
C$22MM Spent

- Relocated existing gaming facility to adjacent building and rebranded as Playtime
- Added 8,225 gaming sq. ft., including 111 slot machines and 8 tables (previously none)
- Added a MATCH Eatery & Public House and The Buffet

Chatham (SW)



CASCADES CASINO
Completed: August 2019
C$36MM Spent

- Relocated from Dresden (population of ~2.8k) to Chatham (population of ~40k)
- Branded as a Cascades Casino
- Constructed ~44,600 sq. ft. new facility with ~28,600 sq. ft. gaming floor including 136 incremental slot machines, 10 tables (previously none), a MATCH Eatery & Public House and The Buffet

London (SW)


Starlight

Starlight casino
Q3'21
C$3MM Spent
C$72MM Future Spend

- New, Starlight-branded facility relocated to London
- Constructing ~103,000 sq. ft. facility with ~67,000 sq. ft. gaming floor [3] including 133 slot machines and 38 tables (8 added in 2019)
- Adding 4 F&B outlets (Atlas Steak + Fish, MATCH Eatery & Public House, The Buffet and CHOW Noodle Bar)

Sudbury (North)



Starlight casino
Q1'22
C$4MM Spent
C$56MM Future Spend

- New, Starlight-branded facility expected to be located near to downtown Sudbury
- Constructing ~64,200 sq. ft. facility with ~41,000 sq. ft. gaming floor [3] including 173 slot machines, 21 tables (previously none) and 2 F&B outlets (MATCH Eatery & Public House and The Buffet)

Aggregate Expansion [1]

Completed
Future [2]

	Completed	Future [2]
SLOT MACHINES	+370	+306
ADDITIONAL TABLES	+52	+59
F&B BRANDED OUTLETS	+6	+6

Notes:
1. Gaming expansion figures as of January 23, 2020
2. Future expansion is subject to contractual approval from Crown agencies and other required approvals
3. Gaming square footage includes back of house area

22

1 Multi-Year Growth Pipeline in New Ontario Market and Relocations in BC

Expected New Developments and Relocations

New Markets



North Bay, Ontario

- To be branded as a Cascades Casino
- New ~38,900 sq. ft. facility with ~27,700 sq. ft. gaming floor including 300 slot machines and up to 10 table games [2]
- Adding 2 F&B outlets, including a MATCH Eatery & Public House and The Buffet
- 125 km from the proposed Sudbury facility

Q3'20
C$7MM Spent
C$26MM Future Spend



Wasaga Beach, Ontario

- To be branded as a Playtime Casino
- New ~24,900 sq. ft. facility, with ~16,300 sq. ft. gaming floor [2]
- Expected to have up to 250 slot machines
- Adding a MATCH Eatery & Public House

Q3'21
C$2MM Spent
C$27MM Future Spend



Kenora, Ontario

- To be branded as a Playtime Casino
- New 23,300 sq. ft. facility with ~17,000 sq. ft. gaming floor with up to 200 slot machines [2]
- Adding a MATCH Eatery & Public House

Q1'22
C$2MM Spent
C$19MM Future Spend

Relocations



Delta, British Columbia

- To be branded a Cascades Casino
- ~40,000 gaming sq. ft. including 500-600 slots and 30 table games [2]
- Adding 3 F&B outlets, including a MATCH Eatery & Public House and The Buffet and a future Atlas Steak + Fish
- To engage a third-party to build and operate a hotel at the property (in process)

Q4'21
C$6MM Spent
C$81MM Future Spend [3]



Mission, British Columbia

- Relocate to a new ~33,400 sq. ft. facility with ~21,500 sq. ft. gaming floor [2]
- Planned increase of up to 100 slots
- Adding MATCH Eatery & Public House and The Buffet

Q3'21
C$1MM Spent
C$9MM Future Spend

Aggregate Expansion [1]

SLOT MACHINES	TABLES	NEW F&B - BRANDED OUTLETS
+1,450	+40	+9

Notes:

1. Gaming expansion figures as of January 23, 2020
2. Based on preliminary project plan; actual gaming square footage may differ. Gaming square footage includes back of house area
3. Projected budget includes C$15MM in cost savings through value engineering and provided BCLC and municipal authorities consent to any changes to the design, to the extent such consents are necessary. An additional C$5MM in savings is targeted which could further lower the total remaining spend to a projected C$76MM

23

Ability to Generate Additional Growth Through Infrastructure and Operational Expertise Since acquiring the Ontario Bundles, management has continued to implement a number of operational initiatives to increase revenue and reduce costs Modified reinvestment to Refreshed and reconfigured reflect local market conditions Incorporated ATM machines Overhauled marketing slot floors to increase including eliminating cash- into existing contracts and programs by introducing revenue by introducing back, introducing “must be increase fee per ATM proven BC programs and data more current product / titles present to win” for draws and transaction analytics while eliminating and better product mix deploying weekly offer ineffective legacy programs program to drive visitation Restructured pension Leveraged existing F&B program to provide a similar Right-size staff and optimized supply contracts to increase level of benefit as provided by the use of part time labor buying power and reduce food the OLG at a lower cost and beverage costs 24Ability to Generate Additional Growth Through Infrastructure and Operational Expertise Since acquiring the Ontario Bundles, management has continued to implement a number of operational initiatives to increase revenue and reduce costs Modified reinvestment to Refreshed and reconfigured reflect local market conditions Incorporated ATM machines Overhauled marketing slot floors to increase including eliminating cash- into existing contracts and programs by introducing revenue by introducing back, introducing “must be increase fee per ATM proven BC programs and data more current product / titles present to win” for draws and transaction analytics while eliminating and better product mix deploying weekly offer ineffective legacy programs program to drive visitation Restructured pension Leveraged existing F&B program to provide a similar Right-size staff and optimized supply contracts to increase level of benefit as provided by the use of part time labor buying power and reduce food the OLG at a lower cost and beverage costs 24

Investment Highlights Gateway: Platform Positioned for Strong EBITDA Growth and FCF Generation Attractive and Unique and Operates in Differentiated Strong Track Attractive Diverse Property Attractive Highly Populated Business Model Record of Development Portfolio with a Regulatory Markets Expected to Drive Successful Pipeline Poised Geographically Environment that are Relatively Strong Free Cash Capital Allocation to Drive Growth Broad and Underpenetrated Flow Conversion Economically and Historically Diversified Resilient Footprint 25Investment Highlights Gateway: Platform Positioned for Strong EBITDA Growth and FCF Generation Attractive and Unique and Operates in Differentiated Strong Track Attractive Diverse Property Attractive Highly Populated Business Model Record of Development Portfolio with a Regulatory Markets Expected to Drive Successful Pipeline Poised Geographically Environment that are Relatively Strong Free Cash Capital Allocation to Drive Growth Broad and Underpenetrated Flow Conversion Economically and Historically Diversified Resilient Footprint 25

Section 3 AppendixSection 3 Appendix

Anticipated Transaction Timeline December 2019 • Transaction Agreement Executed and Announced • Preliminary Proxy Materials Filed with the SEC First Quarter 2020 • Set Record Date for Shareholder Vote • Expected Mailing of Final Proxy Materials to Shareholders • Expected Receipt of Regulatory Approval and Contractual Approval from Crown Agencies Second Quarter 2020 • Hold Shareholder Vote and Anticipated Close of Transaction Note: Estimated timeline based on current information and is subject to change 27Anticipated Transaction Timeline December 2019 • Transaction Agreement Executed and Announced • Preliminary Proxy Materials Filed with the SEC First Quarter 2020 • Set Record Date for Shareholder Vote • Expected Mailing of Final Proxy Materials to Shareholders • Expected Receipt of Regulatory Approval and Contractual Approval from Crown Agencies Second Quarter 2020 • Hold Shareholder Vote and Anticipated Close of Transaction Note: Estimated timeline based on current information and is subject to change 27

GATEWAY CASINOS & ENTERTAINMENT LIMITED

Backed by Marquee and Proven Gaming Investors

LEISURE ACQUISITION CORP.

HG Vora

Highlights

- US$5Bn+ event driven and value oriented investment firm founded in 2009
- Invests opportunistically across the capital structure
- Deep expertise in consumer and real estate sectors including gaming, lodging, leisure, retail, travel and specialty finance

Partnership with Leisure / Gateway

- Post-transaction, HG Vora will have invested in excess of US$100MM in Gateway, including existing invested capital
- In October 2019, HG Vora invested in the Company through a US$150MM HoldCo Term Loan
- As part of the SPAC transaction, certain affiliated funds of HG Vora to provide US$30MM equity commitment
- Pro forma for the transaction, HG Vora will own ~15% of the Company [1]

Select Investments

Gateway, Caesars Entertainment, Gaming&Leisure Properties, Inc., jackpotjoy, Inspired, MGM Resorts International, Penn National Gaming, Inc., Pinnacle Entertainment, Eldorado Resorts, Mount Airy Casino · Resort · Spa, Churchill Downs, Twin River Casino

Catalyst Capital

Highlights

- Founded in 2002, The Catalyst Capital Group is a Toronto based private equity investment management firm with C$6Bn in assets under management
- The Catalyst team collectively possesses more than 110 years of relevant experience in restructuring, credit markets and merchant and investment banking in both the U.S. and Canada

Partnership with Gateway

- Catalyst currently beneficially owns or manages ~74% of the outstanding common shares of the Company
- Since acquiring Gateway's equity in 2010, Catalyst has been committed to long-term sustainable growth and has been instrumental in the Company's acquisition, renovation and rebranding initiatives
- As majority owner, Catalyst has supported implementation of Gateway's strong corporate and property operating teams, diversified growth initiatives, and industry-leading operating model which, over the last six years, led to doubling of locations and Adjusted EBITDA, increasing slot machines by 3x, increasing table games by 2x and adding 56 new F&B outlets across British Columbia and Ontario
- Gabriel de Alba, Managing Director and Partner, currently serves as the Executive Chairman and Director of Gateway

Select Investments

Gateway, Canwest, YRC Worldwide, AT&T Canada, Geneba Real Estate Investments, therapure, allstream, CallNet, Frontera, Studebaker, QuadGraphics, Worldcolor, Quebecor World, IMAX, Calpine, Cabovisão

Note:
1. Assumes no SPAC redemptions beyond the US$11.2MM redeemed on 11/26/2019 and full roll of HG Vora US$10MM Public Float

28

GATEWAY CASINOS & ENTERTAINMENT LIMITED

Experienced Board

LEISURE ACQUISITION CORP.

Gabriel de Alba **Executive Chairman**	• Currently serves as Gateway's Executive Chairman and will continue in this role post-Transaction • Joined Catalyst in Oct. 2002 and has served as Director or Senior Officer of various Catalyst portfolio companies, including Frontera Energy Corporation, Geneba Properties and Cabovisão	GATEWAY, FRONTERA
Daniel Silvers **Vice Chairman**	• Long-time gaming sector operator and investor with extensive experience as an executive leader / director of multiple SPAC successor entities • Currently serves as Founder and Managing Member of Matthew Lane Capital Partners LLC, Chief Strategy Officer of Inspired Entertainment and Independent Director of Avid Technology, Inc. • Led prior SPACs through successful acquisitions and integration	INSPIRED, AVID
Lorne Weil **Vice Chairman**	• Renowned leader in the gaming sector with extensive experience in leading prior SPACs through successful acquisitions and integration • Currently serves as Founder and Principal of Hydra Management, Executive Chairman of Inspired Entertainment and Non-Executive Chairman of Tecnoglass	hydra management, INSPIRED, SG SCIENTIFIC GAMES, TECNOGLASS
Marc Falcone	• Will serve as CEO and President of Gateway post-closing • Extensive industry experience in the gaming and leisure sectors in both corporate and financial advisory roles • Previously the Chief Financial Officer and Treasurer of Red Rock Resorts from Oct. 2015 to May 2017 and the Chief Financial Officer of Station Casinos LLC (Jun. 2011 – May 2017)	red rock, Goldman Sachs
Lyle Hall	• Previously President and Managing Director of HLT Advisory Inc. (Aug. 2005 – May 2017) and National Director of KPMG Canada's Hospitality, Leisure & Tourism practice prior to his time at HLT Advisory Inc. • Intimately involved in the evolution of land-based casino gaming in Canada having advised senior management and the boards of most provincial gaming corporations	HLT ADVISORY, KPMG
Olga Ilich	• Has served as President of Suncor Developments Ltd. since Jul. 1997 and was an elected member of the Legislative Assembly of British Columbia from 2005 to 2009, serving as the Minister of Tourism, Sport and the Arts, and the Minister of Labour and Citizens' Services • Extensive Board experience, having served most recently as the Chair of the Board of Destination Canada	LEGISLATIVE ASSEMBLY
Dr. Michael Percy	• Currently serves as an Independent Director of K-Bro Linen Inc. and previously served as the Chief of Staff to Alberta Premier Jim Prentice from Sep. 2014 to May 2015 • Experienced Board member, having served as a director for ATB Financial, Epcor Utilities Inc., Matrikon and Sawridge	
Additional Directors	• Two additional independent directors are expected to be appointed at or following the completion of the Transaction such that Gateway Board of Directors will be comprised of up to 9 members	

29

Gateway’s Financial Summary (2017A – 2022P) (1) (1) Total Revenue Adjusted EBITDA 200.0% (C$MM) (C$MM) 325 180.0% C$1,037 160.0% 275 C$929 140.0% C$250 C$865 Day 366 Saving Initiatives 120.0% C$788 Began 225 C$215 Operating Central 100.0% C$657 Bundle C$195 (July 2018) Began 80.0% Operating C$174 175 Southwest C$163 and North C$448 Bundles 60.0% (May 2017) 40.0% 125 C$116 20.0% 25.9% 24.8% 24.1% 23.2% 22.5% 22.1% 75 -- 2017 2018 2019P 2020P 2021P 2022P 2017 2018 2019P 2020P 2021P 2022P Margin 92% 95% 86% 91% 90% 92% (2) Projected Free Cash Flow Conversion % Source: Gateway Management Projections Notes: 1. Adjusted EBITDA figures are shown pre-IFRS 16; financials exclude revenue and Adjusted EBITDA for Non-Core Properties. 2017 and 2018 figures include a C$35MM and C$6.9MM pro forma adjustment for the SLB Transaction, respectively. Projections rounded to the nearest million 2. Free Cash Flow Conversion calculated as Adjusted EBITDA less maintenance capex and cash taxes all divided by Adjusted EBITDA 30Gateway’s Financial Summary (2017A – 2022P) (1) (1) Total Revenue Adjusted EBITDA 200.0% (C$MM) (C$MM) 325 180.0% C$1,037 160.0% 275 C$929 140.0% C$250 C$865 Day 366 Saving Initiatives 120.0% C$788 Began 225 C$215 Operating Central 100.0% C$657 Bundle C$195 (July 2018) Began 80.0% Operating C$174 175 Southwest C$163 and North C$448 Bundles 60.0% (May 2017) 40.0% 125 C$116 20.0% 25.9% 24.8% 24.1% 23.2% 22.5% 22.1% 75 -- 2017 2018 2019P 2020P 2021P 2022P 2017 2018 2019P 2020P 2021P 2022P Margin 92% 95% 86% 91% 90% 92% (2) Projected Free Cash Flow Conversion % Source: Gateway Management Projections Notes: 1. Adjusted EBITDA figures are shown pre-IFRS 16; financials exclude revenue and Adjusted EBITDA for Non-Core Properties. 2017 and 2018 figures include a C$35MM and C$6.9MM pro forma adjustment for the SLB Transaction, respectively. Projections rounded to the nearest million 2. Free Cash Flow Conversion calculated as Adjusted EBITDA less maintenance capex and cash taxes all divided by Adjusted EBITDA 30

GATEWAY
CASINOS & ENTERTAINMENT LIMITED

Prudent Capital Structure

LEISURE
ACQUISITION CORP.

12/31/2019P Pro Forma Capitalization (C$MM) [1] [2]

Long-Term Debt	12/31/2019	Adj.	Pro Forma
Revolver	34	--	34
Vernon Mortgage	4	--	4
Term Loan	579	(14)	565
Sr. Sec Notes [3]	338	--	338
HoldCo Term Loan	201	(201)	--
Total Debt	**1,155**	**(216)**	**939**
Excess Cash [4]	53	--	53
Net Debt	**1,102**	**(216)**	**886**

Growth Strategies Expected to be Funded from Cash on Hand and Free Cash Flow Generated

Future Free Cash Flow to be Used to De-Lever the Business

Notes:
1. 12/31/19 figures shown are as projected by management and are unaudited
2. Pro forma capitalization assumes no redemptions beyond $11.6MM redeemed on 11/26/2019
3. Senior Secured Notes are callable in March 2020
4. Excludes cage cash of C$62MM

31

Adjusted EBITDA Reconciliation (1) 2018 LTM 9/30/19 Net Income (Loss) 11 9.1 (125.9) Amortization of Intangible Assets 26.1 16.0 Depreciation of Property and Equipment 46.4 99.6 Interest Expense 57 .2 102.8 Interest Income (0 .4) (1.2) Current Income Taxes 1.9 3.2 Deferred Income Tax Expense (Recovery) (2 .4) (2.5) EBITDA 247.9 91.9 Share-Based Compensation 9.0 11.9 Change in Fair Value of Embedded Derivatives 5.3 5.6 (Gain) / Loss on Sale of Property and Equipment (192.5) 0.3 Business Acquisition, Transaction, Site Pre-Opening, Restructuring and Other 37.1 29.9 Write-Down of Non-Financial Assets 4.5 68.1 Change in Fair Value of Cross Currency Interest Rate Swaps (58.5) (14.3) Loss on Debt Extinguishment 15.1 - Loss on Debt Modification 6.3 - Foreign Exchange Loss 74.4 20.9 Non-Cash Deferred Rent 9.1 2.8 (2) (6 .9) - Sale Lease Back Adjustment Adjusted EBITDA 15 0.8 216.9 (+) Non-Core Properties 11.9 9.3 Adjusted EBITDA (excl. Edmonton) 16 2.7 226.2 IFRS 16 Rent (3) - (4 9.9) Rent Expense - Core Adjusted EBITDA (pre-IFRS 16 Impact) 16 2.7 176.2 Notes: 1. LTM 9/30/19 figures may not sum due to rounding 2. SLB Transaction adjustment not included in financial statements 3. Excludes ~C$4MM of rent expense for Non-Core Properties 32Adjusted EBITDA Reconciliation (1) 2018 LTM 9/30/19 Net Income (Loss) 11 9.1 (125.9) Amortization of Intangible Assets 26.1 16.0 Depreciation of Property and Equipment 46.4 99.6 Interest Expense 57 .2 102.8 Interest Income (0 .4) (1.2) Current Income Taxes 1.9 3.2 Deferred Income Tax Expense (Recovery) (2 .4) (2.5) EBITDA 247.9 91.9 Share-Based Compensation 9.0 11.9 Change in Fair Value of Embedded Derivatives 5.3 5.6 (Gain) / Loss on Sale of Property and Equipment (192.5) 0.3 Business Acquisition, Transaction, Site Pre-Opening, Restructuring and Other 37.1 29.9 Write-Down of Non-Financial Assets 4.5 68.1 Change in Fair Value of Cross Currency Interest Rate Swaps (58.5) (14.3) Loss on Debt Extinguishment 15.1 - Loss on Debt Modification 6.3 - Foreign Exchange Loss 74.4 20.9 Non-Cash Deferred Rent 9.1 2.8 (2) (6 .9) - Sale Lease Back Adjustment Adjusted EBITDA 15 0.8 216.9 (+) Non-Core Properties 11.9 9.3 Adjusted EBITDA (excl. Edmonton) 16 2.7 226.2 IFRS 16 Rent (3) - (4 9.9) Rent Expense - Core Adjusted EBITDA (pre-IFRS 16 Impact) 16 2.7 176.2 Notes: 1. LTM 9/30/19 figures may not sum due to rounding 2. SLB Transaction adjustment not included in financial statements 3. Excludes ~C$4MM of rent expense for Non-Core Properties 32